

December 19, 2024

Emily Reuter
Chief Financial Officer
Maplebear Inc.
50 Beale Street
Suite 600
San Francisco, CA 94105

      Re: Maplebear Inc.
         Form 10-K for Fiscal Year Ended December 31, 2023
         File No. 001-41805

Dear Emily Reuter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2021, 2022, and 2023
Revenue, page 77

1.   For advertising revenue, please quantify each factor cited. In particular, the extent to which changes are attributable to changes in prices, or to changes in the volume or amount of services provided, and/or the introduction of new services including the adoption of new advertising features (e.g., through Carrot Ads technology you launched in the second half of 2022) should be quantified. We note in your earnings release for the interim period ended September 30, 2024 furnished on November 12, 2024 your CEO's emphasis of the significant impact the adoption of the new Carrot Platform technology had on your growth since the start of 2023. Refer to Item 303(b) and(b)(2)(iii) of Regulation S-K.

Liquidity and Capital Resources
Cash Flows, page 90

2.   Your disclosure appears to discuss how reported operating cash flows was derived for each period, as already presented in the statement of cash flows. Rather, your disclosure should be a comparative discussion and analysis of the change from period to period in the amount of reported operating cash flows. Please provide a more informative discussion and analysis of the material factors causing changes in operating cash flows, including changes in working capital components, between periods. Explain the underlying reasons for all factors cited and discuss trends affecting variability in your operating cash flows. Note merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in reported operating cash flows between periods. Refer to Item 303(a) of Regulation S-K and the introductory paragraph of section IV.B and all of B.1 of Release No. 33- 8350.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services